LSI INDUSTRIES INC.
10000 Alliance Road
Cincinnati, Ohio 45242

April 4, 2007

Via EDGAR & Regular Mail

Mr. Jay Webb
Mr. Dennis Holt
Ms. Angela J. Crane
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, M.E.
Washington DC 20549

Re:	LSI Industries Inc. Form 10-K for the Fiscal year ended June 30, 2006 Filed September 8, 2006 File No. 000-13375

Dear Mr. Webb, Mr. Holt & Ms. Crane:

We are responding to the Staff’s comment to the Annual Report on Form 10-K contained in the letter dated March 29, 2007. In responding to the Staff’s comment, we have utilized the heading and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for the period ending June 30, 2006

Report of Independent Registered Public Accounting Firm, page S-15

1.
We note your financial statements contain an unsigned audit report for the fiscal year ended June 30, 2005. Please revise the filing to include a signed report of your Independent Registered Public Accounting Firm. Refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

Through counsel we have discussed with Mr. Webb that a clerical error in the EDGAR transmission caused the omission of the conformed signature of the report of the Independent Registered Public Accounting Firm. Attached to this filing is a copy of the signed report. We received the attached signed report, but through EDGAR conversion, did not provide the conformed signature in the EDGAR filing. The Company covenants that the report in its Form 10-K filing for the fiscal year ending June 30, 2007 will contain the conformed signature. It is my understanding that this response will satisfy the Commission’s concerns.

In connection with responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

April 4, 2007

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LSI INDUSTRIES INC.

By:  /s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, CFO and Treasurer

Attachment

cc: Mr. F. Mark Reuter

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of LSI Industries Inc.

We have audited the accompanying consolidated balance sheet of LSI Industries Inc. (an Ohio Corporation) and subsidiaries as of June 30, 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSI Industries Inc. and subsidiaries as of June 30, 2005 and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LSI Industries Inc.’s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 19, 2005 expressed unqualified opinions therein.

/s/ Grant Thornton LLP
Cincinnati, Ohio
August 19, 2005